TATA

1086

Fax : 001-202-942-9634

July 25, 2002
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SUPPL

02042906

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "This is to inform you that, at the Board Meeting held today, the Board took on record the Unaudited Results for the first quarter ended June 30, 2002 of the Accounting Year 2002-2003 pursuant to the revised Clause 41 of the Listing Agreement with The Stock Exchange, Mumbai. As required under the said Clause 41, a copy of the results is enclosed herewith together with a copy of the Press Release."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 2042088 or by facsimile at (91-2) 2045474 if you have any questions or require additional information.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Yours faithfully,
Tata Engineering & Locomotive Co Ltd

Praveen P Kadle
Executive Director
(Finance & Corporate Affairs)

Encl:

Nur:d:stock:1qtr-02-results

TATA ENGINEERING
Tata Engineering and Locomotive Company Limited
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5474

For immediate use **PRESS RELEASE**

Mumbai, July 25, 2002

Tata Engineering posts 1st Quarter Profit of Rs.28.03 crores
Best 1st Quarter performance in last 5 years

Tata Engineering reported Profit Before Tax of Rs.38.85 crores for the first quarter ended June 30, 2002, as against a Loss Before Tax of Rs.98.90 crores (after an amortisation charge of Rs.32.28 crores and Extraordinary item of Rs.8.01 crores) in the same period last year. This positive swing has been achieved through an improvement in Operating Profit of Rs.75 crores and a reduction in interest cost of Rs.22 crores. The results reflect a further significant improvement in the performance, both as compared to the same period last year and compared to the fourth quarter last year. With increased volumes, better product mix and continued cost reduction efforts, the Operating Margin (net of excise) increased to 11.5% (8.9% same period last year and 11.3% in the fourth quarter last year). The Profit After Tax for the first quarter, after making a provision of Rs.10.82 crores towards Deferred Tax, is Rs.28.03 crores.

The total Revenue for the quarter was Rs.2087 crores (Rs.1697 crores same period last year), representing a 23% growth. Sales of Commercial Vehicles in the quarter increased to 21,376 nos., an increase of 45.7% over 14,694 nos. in the same period last year. This also represents a market share improvement to 55% from 52%. Sale of Passenger Vehicles was 17,591 nos., which translated into a share of 11.5% in the Passenger Vehicle market. The Indica ended the first quarter with a total sale of 11,905 nos. with volumes being affected due to the planned closure for the Tata Sedan switchover and power crisis at the plant in Pune in the last week of May. However, in June 2002 Indica re-emerged as the segment leader with a sale of 7,056 nos., the position it consistently occupied during most part of the previous year.

The unaudited financial results for the quarter ended June 30, 2002 are enclosed.

- Ends -

Issued by:
V Krishnan
Vice President
Corporate Communications
Tata Engineering and Locomotive Company Limited
Phone: 2044566; Fax: 2854657

TATA

TATA ENGINEERING & LOCOMOTIVE COMPANY LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR QUARTER ENDED JUNE 30, 2002

	Particulars		Quarter ended June, 30		F Y
			2002	2001	**2001-02**
(A)					(Audited)
1	Vehicle Sales:(in Nos.)				
	Commercial vehicles		**21201**	14335	80687
	Passenger Cars & Utility vehicles		**17556**	18537	88610
	Exports		**2009**	2326	13927
			40766	35198	183224
2	Vehicle Production:(in Nos.)				
	Commercial vehicles		**23702**	17269	90386
	Passenger Cars & Utility vehicles		**18373**	18115	92215
			42075	35384	182601
3	Export Turnover (at F.O.B. value)	Rs. Crores	**108.46**	103.78	620.21
		US $ Mn	**22.19**	22.06	128.02
(B)			(Rupees Crores)		
1	**Net Sales/Income from operations**		**2087.24**	**1697.38**	**8894.80**
2	Total Expenditure				
	(a) (Increase) / Decrease in stock in trade and work in progress		**(67.61)**	(99.43)	49.03
	(b) Consumption of Raw Materials & Components		**1130.34**	1027.09	4716.47
	(c) Staff Cost		**162.96**	143.23	691.64
	(d) Excise Duty		**339.51**	275.07	1389.29
	(e) Other expenditure		**320.62**	225.17	1308.28
	(f) Sub Total 2(a) to 2(e)		**1885.82**	1571.13	8154.71
3	**Operating Profit [1-2]**		**201.42**	**126.25**	**740.09**
4	Other Income		**6.94**	6.66	23.26
5	Interest				
	(a) Gross Interest		**85.81**	112.02	434.55
	(b) Capitalisation of Interest and other receipts		**(5.78)**	(9.97)	(52.32)
	(c) Net Interest		**80.03**	102.05	382.23
6	Amortisation of Deferred Revenue Expenditure		-	32.28	89.83
7	Depreciation		**89.48**	89.47	354.68
8	**Profit/(Loss) before extraordinary/exceptional items [3+4-5-6-7]**		**38.85**	**(90.89)**	**(63.39)**
9	Extraordinary/Exceptional Items				
	(a) Provision for Contingencies		-	-	(20.00)
	(b) Employee Separation Cost		-	(8.01)	(25.82)
	(c) Sub Total 9(a) to 9(b)		-	(8.01)	(45.82)
10	**Profit/(Loss)Before Tax [8-9]**		**38.85**	**(98.90)**	**(109.21)**
11	Provision for Taxation				
	(a) Current Tax		-	-	-
	(b) Deferred Tax		**(10.82)**	-	55.48
	(c) Sub Total 11(a) to 11(b)		**(10.82)**	-	55.48
12	**Profit/(Loss) After Tax [10-11]**		**28.03**	**(98.90)**	**(53.73)**
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		**319.82**	255.90	319.82
14	Reserves excluding Revaluation Reserve				2145.24
15	Basic & Diluted EPS (not annualised)	Rupees	**0.88**	(3.86)	(1.98)
16	Aggregate of Non-Promoter Shareholding				
	- Number of Shares		**216775417**	190596447	216785867
	- Percentage of shareholding		**67.79%**	74.49%	67.79%

Notes:

1. The Company's Sales performance and Operating margins continued to show improvements.

2. Figures for the previous periods have been regrouped wherever necessary.

3. There is no charge towards amortisation of Deferred Revenue Expenditure and Employee Separation Costs during the current period, consequent to the adjustment of the unamortised balances as of March 31, 2002 against Securities Premium Account in the previous year with the approval of the High Court of Judicature at Bombay and Shareholders.

   During the quarter, Rs.3.20 crores have been credited to the Securities Premium Account in respect of sales proceed for certain items of Capital Work in Progress earlier adjusted against Securities Premium Account.

4. Following is the Status on utilisation of proceeds of issue of the Rights - Convertible and Non-convertible Debentures :

	Particulars	Planned FY 01-02 to 03-04 (Rs. Crores)	Actual upto June 30, 2002 (Rs. Crores)
a)	Capital expenditure, Product Development expenditure and Strategic investments	780	237
b)	Prepayment/Repayment of borrowings	527	560
	Total	1307*	797

* This is to be funded by the proceeds of Rights Issue and internal accruals.

5. The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single segment.

6. The above results have been taken on record in the Board Meeting of date.

Tata Engineering and Locomotive Company Limited

Tata

Ratan N Tata
Chairman

Mumbai, July 25, 2002